Mail Stop 4561

April 20, 2006

VIA USMAIL and FAX (617) 574-8312

Mr. Christopher M. Nichols
Principal Accounting Officer
Berkshire Income Realty, Inc.
One Beacon Street
Boston, Massachusetts 02108

> **Re:** **Berkshire Income Realty, Inc.**
> **Form 10-K for the year ended 12/31/2005**
> **Filed on 3/29/2006**
> **File No. 001-31659**

Dear Mr. Christopher M. Nichols:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 7. Management's Discussion and Analysis Of Financial Condition And Results Of Operations

Results Of Operations and Financial Condition

General

1.   Tell us how you considered the guidance in Item 10 (e) of Regulation S-K when presenting net operating income to exclude items of a recurring nature such as loss on sale of securities and loss on extinguishment of debt.   Demonstrate the usefulness in adjusting for these recurring items.   Reference is made to Question 8, 9, and 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Commission.   In addition, clarify how you complied with the requirements in Item 10 (e) (1) (i) (A) & (B) of Regulation S-K, which requires the presentation, with equal or greater prominence, of the most directly comparable GAAP measure and a reconciliation between your Non-GAAP measure and the most directly comparable GAAP measure.

Mortgage Debt to Fair Market Value of Real Estate Assets, page 51 – 52

2.   You present the fair market value of your real estate assets.   The most directly comparable financial measure of your property value, calculated in accordance to GAAP, is net book value.   Your presentation of fair market value of your real estate assets appears to represent a Non-GAAP measure.   Please tell us how your presentation conforms to Item 10 (e) of Regulation S-K.

Financial Statements and Notes

Note 2 Significant Accounting Policies, page 80

3.   Tell us and in future filings disclose your accounting policy applicable to the transfer of real estate properties to joint ventures or other entities in which obtain or retain an ownership interest. Clarify whether or not you have other forms of continuing involvement with the entities and if so how that effects your accounting treatment. Refer to paragraphs 30 and 36 of SOP 78-9, SFAS 66, and SFAS 144.

*   *   *   *

Christopher M. Nichols
Berkshire Income Realty, Inc.
April 20, 2006
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant